January 18, 2006
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Philadelphia Consolidated Holding Corp.
Form 10-K for Fiscal Year Ended December 31, 2004
File No. 000-22280
Dear Mr. Rosenberg:
Please find below our response to your December 23, 2005 letter regarding your review of Philadelphia Consolidated Holding Corp.’s (the “Company”) Form 10-K for its fiscal year ended December 31, 2004, filed on March 15, 2005.
Item 1. Business
Loss and Loss Adjustment Expenses, page 10
1)	We believe your disclosure in Management’s Discussion and Analysis regarding the reserve for unpaid claims and claim expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management’s Discussion and Analysis. Please provide us the following information for each of your lines of business, in disclosure-type format, to help us evaluate the adequacy of your disclosure.
a)	The reserves accrued as of the latest balance sheet date presented. The total of these amounts should agree to the amount presented on the balance sheet.

b)	Because IBNR reserve estimates are more imprecise, please provide the amount of IBNR separately from case reserves for each line of business.

The table below classifies as of December 31, 2004 the components of the reserve for gross losses and loss expenses (loss or losses) with respect to major lines of business:

(In Thousands)	As of December 31, 2004

Gross loss reserves by line of business	Case	IBNR	Total
Commercial Lines Segment:
Commercial Package — General Liability	$107,503	$162,497	$270,000
Commercial Package — Auto	49,760	66,496	116,256
Commercial Package — Property	55,657	31,372	87,029
Automobile Leasing — Supplemental Liability	22,579	29,425	52,004
Automobile Leasing — Other	9,725	45,195	54,920
Program Umbrella	22,448	18,123	40,572
Other	5,628	7,451	13,078

	273,300	360,559	633,859

Specialty Lines Segment:
Professional Liability Errors & Omissions	48,365	85,989	134,354
Professional Liability Directors & Officers	29,753	47,503	77,257
Professional Liability Excess	6,286	10,373	16,658

	84,404	143,865	228,269

Personal Lines Segment:
Personal Lines	77,896	56,643	134,539

TOTAL	$435,600	$561,067	$996,667

c)	Describe those assumptions that you believe are the most significant in determining your loss reserves. For example significant assumptions could be those assumptions that involve the greatest amount of judgment or those assumptions that have the greatest financial impact on the loss reserve balance.

The most significant actuarial assumptions in determining the Company’s loss reserves are:
•	Ultimate losses are determinable by extrapolation of claim emergence and settlement patterns observed in the past (via loss development factor selection) that can reasonably be expected to persist into the future.
This assumption implies that historical claim reporting, handling, and settlement patterns are predictive of future activity and can thus be utilized to forecast ultimate liabilities on unpaid claims. Since the many factors that influence claim activity can change over time and are often difficult to isolate or quantify, the rate at which claims arose in the past and the costs to settle them may not always be representative of what will occur in the future. Key objectives in developing estimates of ultimate losses are to identify aberrations and systemic changes occurring within historical experience and to adjust for them so that the future can be projected reliably. Various diagnostic tools are employed, (e.g., ratios of claims paid-to-claims reported and analyses of average claim costs by age of development), and close communication is maintained among the Company’s actuarial, claims and underwriting departments to continually monitor and assess the validity of this assumption.
In general, this assumption is considered fully valid across the Company’s lines of business for older, more mature accident years. Most claims in these years have been

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reported, fully adjusted and settled, and any remaining unpaid claims are not anticipated to exhibit incurred loss activity at levels significant enough to cause material deviation in ultimate losses as projected by generally accepted actuarial methods that rely upon this assumption.
Loss reserve indications from generally accepted actuarial methods that rely upon this assumption are utilized where this assumption is considered fully valid. Where this assumption has less than full validity, those indications receive partial or no weight.
•	Ultimate loss ratios (ultimate losses divided by earned premiums) in the current and most recent accident years can be projected from ultimate loss ratios of prior years after adjusting for factors such as trends and pricing changes, to the extent that those factors can be quantified.
This assumption implies consistency in the loss ratio, after adjusting for inflationary factors and other trends that may be affecting losses and/or premiums. Generally accepted actuarial methods employing this expected loss ratio assumption are used to supplement loss reserve indications from standard loss development methods where the validity of the first assumption discussed is incomplete. While this assumption is also subject to validity constraints, it is generally considered to have higher reliability than the first assumption discussed for the current and more recently completed accident years, as changes in rates and pricing can be monitored and loss trends can be derived or inferred from both internal and external sources.
d)	Describe the methodologies used to determine your loss reserves. For example this might include a discussion of the various actuarial methods used that may vary depending on the nature of the business underwritten.

The Company’s methodology is to employ several generally accepted actuarial methods to determine loss reserves, each of which has its own strengths and weaknesses. These methods generally fall into one of the categories described below, or they are hybrids of one or more of them (e.g., Bornhuetter-Ferguson method which blends development and expected methods). The predictive accuracy of any of these methods may vary by line of business, age of development, and credibility of underlying historical experience data. Loss development methods tend to be more accurate where claims data are relatively stable and for older, more mature accident years within most lines of business. Expected loss methods and hybrid methods can be more appropriate for more recent accident years. Adjusted historical loss development methods are employed where volatile claims data can be largely attributed to discernable events, such as changes in claim handling procedures. Accordingly, more or less weight is placed on a particular method based on the facts and circumstances at the time the actuarially determined loss reserve estimates are made.
•	Historical paid loss development methods:

These methods use historical loss payments over discrete periods of time to estimate future losses. Historical paid loss development methods assume that the ratio of losses paid in one period to losses paid in an earlier period will remain constant. These methods necessarily assume that factors that have affected paid losses in the past, such as claim settlement patterns, inflation, or the effects of litigation, will remain constant in the future. Because historical paid loss development methods do not use case reserves to estimate ultimate losses, they can be more reliable than the other methods that use incurred losses in situations where there are significant changes in how case reserves are established by claims adjusters.

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However, historical paid loss development methods are more leveraged (meaning that small changes in payments have a larger impact on estimates of ultimate losses) than actuarial methods that use incurred losses, because cumulative loss payments can take much longer to converge on the expected ultimate losses than cumulative incurred amounts. In addition, and for similar reasons, historical paid loss development methods are often slow to react to situations when new or different factors arise than those that have affected paid losses in the past.
•	Historical incurred loss development methods:

These methods, like historical paid loss development methods, assume that the ratio of losses in one period to losses in an earlier period will remain constant in the future. However, these methods use incurred losses (i.e., the sum of cumulative historical loss payments plus outstanding case reserves) over discrete periods of time to estimate future losses. Historical incurred loss development methods can be preferable to historical paid loss development methods because they explicitly take into account open cases and the claims adjusters’ evaluations of the cost to settle all known claims. However, historical incurred loss development methods necessarily assume that case reserving practices are consistently applied over time. Therefore, when there have been significant changes in how case reserves are established or material changes in the underlying loss exposures and/or circumstances which may lead to a claim being reported, using incurred loss data to project ultimate losses can be less reliable than other methods.

•	Expected loss ratio methods:

These methods are based on the assumption that ultimate losses vary proportionately with premiums. Expected loss ratios are typically developed based upon the information used in pricing, such as rate changes and trends affecting the frequency and/or severity of claims, and are multiplied by the total amount of premiums earned during a given accident period to calculate ultimate losses incurred during that same period. Expected loss ratio methods are useful for estimating ultimate losses in the early years of long-tailed lines of business, when little or no paid or incurred loss information is available, and in new or growing lines of business where historical information may lack predictive accuracy or otherwise not be representative of current loss exposures. Where expected loss ratio methods are employed, one or more of several traditional and accepted actuarial estimation methods are used to select expected loss ratios, including: loss ratios from mature years adjusted for trends in pricing and claim costs; permissible loss ratios underlying current rate levels; and projections of industry loss ratios in similar lines.

•	Adjusted historical paid and incurred loss development methods:

These methods take traditional historical paid and incurred loss development methods and adjust them for the estimated impact of recent changes, such as inflation, changes in coverage and/or demographics of the line of business, the speed of claim payments, or the adequacy of case reserves. During periods of significant change, adjusted historical paid and incurred loss development methods are often more reliable methods of predicting ultimate losses provided the actuaries can reasonably quantify the impact of each change.

•	Frequency/Severity Methods:

These methods combine estimates of ultimate claim counts and estimates of per claim ultimate loss severities to yield estimates of ultimate losses (frequency). Ultimate claim counts are typically estimated using expected ratios of claims to a selected base (e.g. exposures or policy counts), with the expected ratios being based on historically observed experience. Adjustments for trends affecting claim occurrence or affecting the value of the

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base are also typically made. Ultimate loss severity estimates are typically based on historically observed per claim average losses and are adjusted for trends affecting the size of claims, most notably inflation. The Company uses this method only in the case of its residual value product.
e)	It is our understanding of the property and casualty insurance industry that companies will establish reserves either by the calculation of ranges around the reserves or by the calculation of point estimates.
i)	If management calculates a range in determining the loss reserve recorded in the financial statements, describe the range of loss reserve estimates, the factors that determined the boundaries of this range and your basis for selecting the recorded amount rather than any other amount within the range as the best estimate of incurred losses. In addition include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of these variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.
Management does not calculate a range in determining the loss reserve.
ii)	If management calculates point estimates in determining the loss reserve recorded in the financial statements, disclose the following:
•	The various methods considered and the method that was selected to calculate the reserves. If multiple point estimates were generated, describe the different values for these point estimates. Include a discussion of why the method selected was more appropriate over the other methods and why one point estimate was selected instead of other point estimates.
The methods considered and the methods selected are set forth above in the answer under Paragraph d) of this letter. Each of the generally accepted actuarial methods employed generates discrete point estimates of ultimate loss by line of business, by accident year. While the estimates are often similar across methods, a diverse array of estimates may be generated, particularly for current and recently completed accident years of longer-tailed lines and lines of business experiencing growth. Often the outlying point estimates among these diverse results can be dismissed as unreasonable because either the key assumptions of the method generating those outliers are violated or the underlying data feeding that method are too “thin” for meaningful results. The remaining indications generally form a reasonable range of point estimates from which informed judgment is utilized to determine the actuarial estimate.
For most lines of business, given the high level of case reserve adequacy observed in recent calendar periods and the consistent claim reserving practices employed by the Company’s claim staff, loss reserves for older, more mature accident years are generally set in accordance with ultimate projections from incurred loss development methods. Projections from paid loss development methods may be selected for these older accident years where very few claims remain open and case reserves held for those claims are low relative to observed historical average severities of similar claims. For two Specialty Lines professional liability products (Corporate Directors and Officers and Lawyers Errors and Omissions), changes in claims handling occurred within the past several years that may invalidate the assumptions underlying the standard incurred loss development method. For these products, indications from adjusted historical incurred loss development methods were utilized in place of the standard method in forming the actuarially determined estimate, as the adjustments

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made attempt to re-state historical experience as it might have appeared had current claim handling practices been in place throughout.
Data for the current accident year is often too limited to provide fully reliable indications using standard loss development methods due to the delays in reporting claims and the limited time that has elapsed for adjusting the known claims. For longer-tail coverages and lines experiencing exposure growth, data may be somewhat limited in the more recently completed accident years, as well and for similar reasons. In such situations, ultimate loss is assessed by weighting results from standard paid and incurred loss development methods with results from expected loss ratio and hybrid methods. The judgmental weights assigned are based upon the partial validity that can be attributed to the loss development methods given the stability of underlying claim activity and exposures, with the complement of that partial validity given to the indications from expected loss ratio methods. The actuarially determined estimates by line of business are often based upon this weighted average.
•	Clarify whether the loss reserves recorded in the financial statements are solely based on the point estimate calculated or, if not, how that estimate is used. Quantify and describe the difference between what is recorded in the financial statements and the point estimate.
During 2004, the Company established a loss reserve review committee consisting of the most senior members of actuarial, corporate, claims, underwriting and financial management. This committee meets monthly to review and discuss the various monthly and quarterly actuarial analyses which are performed, as well as to discuss any other factors or trends that may influence the Company’s claims activity. Generally, loss reserves are recorded in accordance with the actuarially determined estimates by line. However, based upon review performed by the loss reserve committee, the committee may make a “management adjustment” to an actuarially determined estimate for a line of business if, in the committee’s collective judgment, factors affecting ultimate losses in a line have not been fully captured or considered by actuarial methods. This may be the case with newer product lines, lines that are growing, and/or lines which may be exposed to claims with latent emergence patterns that extend beyond the credible historical period that the Company has experienced to date. Any such “management adjustment” is documented and reported to the Company’s audit committee.
As of December 31, 2004, loss reserves were recorded in excess of the actuarially determined estimate due to observations that the latent claim emergence (“claim tail”) factors being utilized by the actuarial methods for certain lines of business were not fully capturing claims emergence patterns as evidenced by unexpected claim “spikes” over a number of calendar periods. The table below illustrates the difference between the actuarially determined estimate and the Company’s recorded loss reserves as of December 31, 2004 due to the above discussed claim tail factor observations.

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(In Thousands)	As of December 31, 2004

			Loss Reserves
			Recorded in
		Recorded Loss	excess of
	Actuarially	Reserves in	Actuarially
	Determined	Financial	Determined
Gross loss reserves by line of business	Estimate	Statements	Estimate
Commercial Lines Segment:
Commercial Package — General Liability	$264,500	$270,000	$5,500
Commercial Package — Auto	114,256	116,256	2,000
Commercial Package — Property	86,779	87,029	250
Automobile Leasing — Supplemental Liability	52,004	52,004	0
Automobile Leasing — Other	54,920	54,920	0
Program Umbrella	37,072	40,572	3,500
Other	13,078	13,078	0

	622,609	633,859	11,250

Specialty Lines Segment:
Professional Liability Errors & Omissions	119,854	134,354	14,500
Professional Liability Directors & Officers	66,257	77,257	11,000
Professional Liability Excess	14,658	16,658	2,000

	200,769	228,269	27,500

Personal Lines Segment:
Personal Lines	134,539	134,539	0

TOTAL	$957,917	$996,667	$38,750

As of December 31, 2004, the recorded loss reserves in the financial statements on a net basis were $671.7 million. Additionally, as of December 31, 2004, $23.1 million of loss reserves (net basis) were recorded in excess of the actuarially determined estimate due to the previously discussed claim tail factor observations.
During 2005, the applicable claim tail factors incorporated in the actuarial methods were adjusted to better capture the claims emergence patterns which were being experienced, and to provide for future emergence patterns which may be anticipated but have yet to occur. As a result of this modification to the claim tail factors, the loss reserve committee determined a management adjustment was no longer required. The loss reserves recorded in the financial statements as of December 31, 2005 are the actuarially determined estimate for each line of business.
•	Include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.
Due to numerous factors including, but not limited to, trends affecting loss development factors and pricing adequacy, the Company’s key actuarial assumptions may change. Approximately 90% of the Company’s loss reserves are in accident years 2002 through 2004. These accident years are also the period where changes, if any, to the factors underlying the actuarial assumptions would be most likely to occur. The following quantification of the impact that

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changes to the actuarial assumptions could have are stated gross of reinsurance and before the effects of taxes.
•	Changes may occur in the actuarial assumption that ultimate losses are determinable by extrapolation of claim emergence and settlement patterns observed in the past (via loss development factor selection) that can reasonably be expected to persist into the future. Changes may also occur in the actuarial assumption that ultimate loss ratios in the current and most recent accident years can be projected from ultimate loss ratios of prior years. A 5% increase or decrease to the actuarially selected loss development factors and expected loss ratios, in the aggregate, as applicable to all lines of business in accident years 2002 to 2004, would increase or decrease the actuarially determined loss reserve estimate by approximately $81.6 million. The results of aggregate changes in the loss development factors and expected loss ratios are approximately linear over reasonable ranges. A 1% increase or decrease in the loss development factors and expected loss ratios, in the aggregate, would have impacts equal to approximately 20% of the impacts stated above.
Summary:
In our disclosure, we will continue to provide analysis and discussion of the significant factors considered in our loss reserve process. We will, however, include in the Management’s Discussion and Analysis section to be included in the Form 10-K we will be filing relating to our fiscal year ended December 31, 2005 additional disclosures concerning loss reserves relating to the matters discussed in this letter.
The following represents the additional disclosures the Company intends to include in its 2005 10-K Management’s Discussion and Analysis for loss reserves:
The table below classifies as of December 31, 2005 the components of the reserve for gross losses and loss expenses (loss or losses) with respect to major lines of business:

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(In Thousands)	As of December 31, 2005

Gross loss reserves by line of business	Case	IBNR	Total
Commercial Lines Segment:
Commercial Package — General Liability
Commercial Package — Auto
Commercial Package — Property
Automobile Leasing — Supplemental Liability
Automobile Leasing — Other
Program Umbrella
Other

Specialty Lines Segment:
Professional Liability Errors & Omissions
Professional Liability Directors & Officers
Professional Liability Excess

Personal Lines Segment:
Personal Lines

TOTAL
The most significant actuarial assumptions in determining the Company’s loss reserves are:
•	Ultimate losses are determinable by extrapolation of claim emergence and settlement patterns observed in the past (via loss development factor selection) that can reasonably be expected to persist into the future.
This assumption implies that historical claim reporting, handling, and settlement patterns are predictive of future activity and can thus be utilized to forecast ultimate liabilities on unpaid claims. Since the many factors that influence claim activity can change over time and are often difficult to isolate or quantify, the rate at which claims arose in the past and the costs to settle them may not always be representative of what will occur in the future. Key objectives in developing estimates of ultimate losses are to identify aberrations and systemic changes occurring within historical experience and to adjust for them so that the future can be projected reliably. Various diagnostic tools are employed, (e.g., ratios of claims paid-to-claims reported and analyses of average claim costs by age of development), and close communication is maintained among the Company’s actuarial, claims and underwriting departments to continually monitor and assess the validity of this assumption.
In general, this assumption is considered fully valid across the Company’s lines of business for older, more mature accident years. Most claims in these years have been reported, fully adjusted and settled, and any remaining unpaid claims are not anticipated to exhibit incurred loss activity at levels significant enough to cause material deviation in ultimate losses as projected by generally accepted actuarial methods that rely upon this assumption.

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Loss reserve indications from generally accepted actuarial methods that rely upon this assumption are utilized where this assumption is considered fully valid. Where this assumption has less than full validity, those indications receive partial or no weight.
•	Ultimate loss ratios (ultimate losses divided by earned premiums) in the current and most recent accident years can be projected from ultimate loss ratios of prior years after adjusting for factors such as trends and pricing changes, to the extent that those factors can be quantified.
This assumption implies consistency in the loss ratio, after adjusting for inflationary factors and other trends that may be affecting losses and/or premiums. Generally accepted actuarial methods employing this expected loss ratio assumption are used to supplement loss reserve indications from standard loss development methods where the validity of the first assumption discussed is incomplete. While this assumption is also subject to validity constraints, it is generally considered to have higher reliability than the first assumption discussed for the current and more recently completed accident years, as changes in rates and pricing can be monitored and loss trends can be derived or inferred from both internal and external sources.
The Company’s methodology is to employ several generally accepted actuarial methods to determine loss reserves, each of which has its own strengths and weaknesses. These methods generally fall into one of the categories described below, or they are hybrids of one or more of them (e.g., Bornhuetter-Ferguson method which blends development and expected methods). The predictive accuracy of any of these methods may vary by line of business, age of development, and credibility of underlying historical experience data. Loss development methods tend to be more accurate where claims data are relatively stable and for older accident years within most lines of business. Expected loss methods and hybrid methods can be more appropriate for more recent accident years. Adjusted historical loss development methods are employed where volatile claims data can be largely attributed to discernable events, such as changes in claim handling procedures. Accordingly, more or less weight is placed on a particular method based on the facts and circumstances at the time the actuarially determined loss reserve estimates are made.
•	Historical paid loss development methods:

These methods use historical loss payments over discrete periods of time to estimate future losses. Historical paid loss development methods assume that the ratio of losses paid in one period to losses paid in an earlier period will remain constant. These methods necessarily assume that factors that have affected paid losses in the past, such as claim settlement patterns, inflation, or the effects of litigation, will remain constant in the future. Because historical paid loss development methods do not use case reserves to estimate ultimate losses, they can be more reliable than the other methods that use incurred losses in situations where there are significant changes in how case reserves are established by claims adjusters. However, historical paid loss development methods are more leveraged (meaning that small changes in payments have a larger impact on estimates of ultimate losses) than actuarial methods that use incurred losses, because cumulative loss payments can take much longer to converge on the expected ultimate losses than cumulative incurred amounts. In addition, and for similar reasons, historical paid loss development methods are often slow to react to situations when new or different factors arise than those that have affected paid losses in the past.

•	Historical incurred loss development methods:

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These methods, like historical paid loss development methods, assume that the ratio of losses in one period to losses in an earlier period will remain constant in the future. However, these methods use incurred losses (i.e., the sum of cumulative historical loss payments plus outstanding case reserves) over discrete periods of time to estimate future losses. Historical incurred loss development methods can be preferable to historical paid loss development methods because they explicitly take into account open cases and the claims adjusters’ evaluations of the cost to settle all known claims. However, historical incurred loss development methods necessarily assume that case reserving practices are consistently applied over time. Therefore, when there have been significant changes in how case reserves are established or material changes in the underlying loss exposures and/or circumstances which may lead to a claim being reported, using incurred loss data to project ultimate losses can be less reliable than other methods.
•	Expected loss ratio methods:

These methods are based on the assumption that ultimate losses vary proportionately with premiums. Expected loss ratios are typically developed based upon the information used in pricing, such as rate changes and trends affecting the frequency and/or severity of claims, and are multiplied by the total amount of premiums earned during a given accident period to calculate ultimate losses incurred during that same period. Expected loss ratio methods are useful for estimating ultimate losses in the early years of long-tailed lines of business, when little or no paid or incurred loss information is available, and in new or growing lines of business where historical information may lack predictive accuracy or otherwise not be representative of current loss exposures. Where expected loss ratio methods are employed, one or more of several traditional and accepted actuarial estimation methods are used to select expected loss ratios, including: loss ratios from mature years adjusted for trends in pricing and claim costs; permissible loss ratios underlying current rate levels; and projections of industry loss ratios in similar lines.

•	Adjusted historical paid and incurred loss development methods:

These methods take traditional historical paid and incurred loss development methods and adjust them for the estimated impact of recent changes, such as inflation, changes in coverage and/or demographics of the line of business, the speed of claim payments, or the adequacy of case reserves. During periods of significant change, adjusted historical paid and incurred loss development methods are often more reliable methods of predicting ultimate losses provided the actuaries can reasonably quantify the impact of each change.

•	Frequency/Severity Methods:

These methods combine estimates of ultimate claim counts and estimates of per claim ultimate loss severities to yield estimates of ultimate losses (frequency). Ultimate claim counts are typically estimated using expected ratios of claims to a selected base (e.g. exposures or policy counts), with the expected ratios being based on historically observed experience. Adjustments for trends affecting claim occurrence or affecting the value of the base are also typically made. Ultimate loss severity estimates are typically based on historically observed per claim average losses and are adjusted for trends affecting the size of claims, most notably inflation. The Company uses this method only in the case of its residual value product.

Each of the generally accepted actuarial methods employed generates discrete point estimates of ultimate loss by line of business, by accident year. While the estimates are often similar across methods, a diverse array of estimates may be generated, particularly for current and recently completed accident years of longer-tailed lines and lines of business experiencing

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growth. Often the outlying point estimates among these diverse results can be dismissed as unreasonable because either the key assumptions of the method generating those outliers are violated or the underlying data feeding that method are too “thin” for meaningful results. The remaining indications generally form a reasonable range of point estimates from which informed judgment is utilized to select the actuarially determined estimate.

For most lines of business, given the high level of case reserve adequacy observed in recent calendar periods and the consistent claim reserving practices employed by the Company’s claim staff, loss reserves for older accident years are generally set in accordance with ultimate projections from incurred loss development methods. Projections from paid loss development methods may be selected for these older accident years where very few claims remain open and case reserves held for those claims are low relative to observed historical average severities of similar claims. For two Specialty Lines professional liability products (Corporate Directors and Officers and Lawyers Errors and Omissions), changes in claims handling occurred within the past several years that may invalidate the assumptions underlying the standard incurred loss development method. For these products, indications from adjusted historical incurred loss development methods were utilized in place of the standard method in forming the actuarially determined estimate, as the adjustments made attempt to re-state historical experience as it might have appeared had current claim handling practices been in place throughout.

Data for the current accident year is often too limited to provide fully reliable indications using standard loss development methods due to the delays in reporting claims and the limited time that has elapsed for adjusting even the known claims. For longer-tail coverages and lines experiencing exposure growth, data may be somewhat limited in the more recently completed accident years, as well and for similar reasons. In such situations, ultimate loss is assessed by weighting results from standard paid and incurred loss development methods with results from expected loss ratio and hybrid methods. The judgmental weights assigned are based upon the partial validity that can be attributed to the traditional methods given the stability of underlying claim activity and exposures, with the complement of that partial validity given to the indications from expected loss ratio methods. The actuarially determined estimates by line of business are often based upon this weighted average.

The Company has a loss reserve review committee consisting of the most senior members of actuarial, corporate, claims, underwriting and financial management. This committee meets monthly to review and discuss the various monthly and quarterly actuarial analyses which are performed, as well as to discuss any other factors or trends that may influence the Company’s claims activity. Generally, loss reserves are recorded in accordance with the actuarially determined estimates by line. However, based upon review performed by the loss reserve committee, the committee may make a “management adjustment” to an actuarially determined estimate for a line of business if, in the committee’s collective judgment, factors affecting ultimate losses in a line have not been fully captured or considered by actuarial methods. This may be the case with newer product lines, lines that are growing, and/or lines which may be exposed to claims with latent emergence patterns that extend beyond the credible historical period that the Company has experienced to date. Any such “management adjustment” is documented and reported to the Company’s audit committee. The Company’s loss reserve committee determined that a management adjustment was not required as of December 31, 2005. Accordingly, the loss reserves recorded in the financial statements as of December 31, 2005 are equal to the actuarially determined estimate for each line of business.

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Due to numerous factors including, but not limited to, trends affecting loss development factors and pricing adequacy, the Company’s key actuarial assumptions may change. Approximately % of the Company’s loss reserves are in accident years 2003 through 2005. These accident years are also the period where changes, if any, to the factors underlying the actuarial assumptions would be most likely to occur. The following quantification of the impact that changes to the actuarial assumptions could have are stated gross of reinsurance and before the effects of taxes.
•	Changes may occur in the actuarial assumption that ultimate losses are determinable by extrapolation of claim emergence and settlement patterns observed in the past (via loss development factor selection) that can reasonably be expected to persist into the future. Changes may also occur in the actuarial assumption that ultimate loss ratios in the current and most recent accident years can be projected from ultimate loss ratios of prior years. A 5% increase or decrease to the actuarially selected loss development factors and expected loss ratios, in the aggregate, as applicable to all lines of business in accident years 2003 to 2005, would increase or decrease the actuarially determined loss reserve estimate by approximately $ million. The results of aggregate changes in the loss development factors and expected loss ratios are approximately linear over reasonable ranges. A 1% increase or decrease in the loss development factors and expected loss ratios, in the aggregate, would have impacts equal to approximately 20% of the impacts stated above.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations (2004 vs. 2003), page 31
2.	We note that some of your reinsurance contracts have provisions whereby you are entitled to a return profit commission based on the ultimate experience of the underlying business ceded and that this profit commission reduces ceded written and earned premiums and increases net written and earned premiums. Please provide to us your basis for recording this profit commissions within total revenues as it would appear that these profit commissions are more appropriately classified as a reduction of your acquisition costs and other underwriting expenses. Please specifically cite the appropriate accounting literature relied upon by management to support current classification within the Consolidated Statement of Operations and Comprehensive Income.

Certain of the Company’s reinsurance contracts provide for a refund (“profit sharing”, “profit commission”) based upon the experience of the reinsured business. As such, the Company believes that the substance of the profit commission is a return of ceded premium, not a reimbursement of acquisition and underwriting expenses. This refund or “profit sharing” is a separate and distinct contract term from any ceding commission allowed the Company under its reinsurance contracts. The ceding commission makes provision for all acquisition and underwriting expenses inclusive of commission, taxes, assessments, and all other expenses of whatever nature, except loss adjustment expense.

In determining the classification of the “profit commission” as a refund of premium within the Consolidated Statement of Operations and Comprehensive Income, the Company relied upon the concepts as found in the following technical guidance: Financial Accounting Statement Number 60, Paragraph 14a., and EITF D-35, Q&A #23 and Q&A #27.
Item 8. Financial Statements and Supplementary Data

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Notes to Consolidated Financial Statement
7. Liability for Unpaid Loss and Loss Adjustment Expenses, page 58
3.	We note that you write residual value policies, which provide coverage guaranteeing the value of a lease automobile at the lease termination. Please tell us how you currently account for these contracts and the specific accounting literature used. Please note that paragraph 8 of EITF 01-12, The Impact of the Requirements of FASB statement No. 133 on Residual Value Guarantees in Connection with a Lease, a third-party residual value guarantor should consider the guidance in Statement 133 for all residual value guarantees that it provides in order to determine whether they are derivatives and whether they qualify for any of the scope exception in that Statement. Please provide us your analysis as to whether these contracts are considered derivatives and whether they qualify for any of the scope exceptions. Within your analysis, please provide us a detailed description of the typical provisions of this product, specifically how these contracts are settled.

The Company discontinued writing residual value policies in 2002. As of December 31, 2005 and 2004, the Company had accrued $3.1 million and $7.4 million, respectively, in loss and loss adjustment expense reserves for residual value policies. The Company’s contracts are typically settled based upon the regional value for the specific year, make, condition, and model of the insured vehicle as found in either the “Black Book” or “Automotive Market Report” publications as specified in the residual value contract. The Company is aware that there have been some recent interpretations in practice of the paragraph 10(e)2 exclusion indicating that residual value guarantee contracts that settle based on any form of an index, regardless of the degree of specificity of the index, do not qualify as insurance contracts and, therefore, are considered to be derivatives. However, the Company has not performed a detailed analysis to determine the impact of accounting for these policies under the provisions of SFAS 133 due to:
•	The Company discontinuing its writing of residual value policies in 2002

•	The small amount and short duration of the loss reserves as of December 31, 2004 for the residual value policies

•	The Company’s belief that the fair value under the derivative model would approximate the amount of the carried loss reserves due to the short duration and reasonably predictable run-off of the residual value loss reserves.
18. Subsequent Event, page 71
4.	Please tell us how you have accounted for the Reinsurance Commutation and Release Agreement, which you entered into during February of 2005. Specifically address why there was not gain or loss realized as a result of this commutation.

As disclosed in Part 1, Item 1. Business-Reinsurance, of the Company’s Form 10-K for the fiscal year ended December 31, 2004, the terms of the reinsurance agreement which was commuted as of January 1, 2005 provided that the Company maintain a funds withheld account equal to the ceded net written premium reduced by the reinsurers’ expense allowance, the provisional ceding commission allowed on the ceded net written premium, the paid ceded loss and loss adjustment expenses and increased by an interest credit. Upon commutation, the contract provided that 100% of any positive balance of the funds withheld account was to be released by the reinsurer to the Company as profit sharing. Due to the profit sharing provisions of the agreement, and the application of the concepts of EITF #93-6, the value of the commutation was previously recognized by the Company over the term of the reinsurance contract based upon the experience of the reinsured business.

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Forward-Looking Information
Certain information included in this letter may not be regarded as historical facts but may be forward-looking statements. In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, the Company provides the following cautionary remarks regarding important factors which, among others, could cause the Company’s actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company’s forward-looking statements. The risks and uncertainties that may affect the operations, performance, development, results of the Company’s business, and the other matters referred to above include, but are not limited to: (i) changes in the business environment in which the Company operates, including inflation and interest rates; (ii) changes in taxes, governmental laws, and regulations; (iii) competitive product and pricing activity; (iv) difficulties of managing growth profitably; (v) claims development and the adequacy of the Company’s liability for unpaid loss and loss adjustment expenses; (vi) severity of natural disasters and other catastrophe losses; (vii) adequacy of reinsurance coverage which may be obtained by the Company; (viii) ability and willingness of the Company’s reinsurers to pay; (ix) future terrorist attacks; (x) the outcome of the Securities and Exchange Commission’s industry-wide investigation relating to the use of non-traditional insurance products, including finite risk reinsurance arrangements; and (xi) the outcome of industry-wide investigations being conducted by various insurance departments, attorneys-general and other authorities relating to the use of contingent commission arrangements. The Company does not intend to publicly update any forward looking statement, except as may be required by law.

In closing, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
Sincerely,
Craig P. Keller
Executive Vice President, Secretary and Treasurer

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